Balance Sheet

Sisterhood productions

As of Mar 15, 2022

ACCOUNTS	Mar 15, 2022
Assets	
Total Cash and Bank	$360,719.53
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$360,719.53**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$360,910.53
Total Retained Earnings	-$191.00
Total Equity	**$360,719.53**